   **Logan Wroolie <**

Logan Wroolie | TalkShop Follow-up

7 messages

Logan Wroolie <  **>**   Mon, May 19, 2025 at 9:26 PM
To:

Hi ████ ,

Thank you for passing along your email. Please let me know if there are any days/times that work best for you to meet
with me next week. Alternatively, you can use my Calendly to book directly if that is easier for you.

Looking forward to our ne t conver ation

Best,
Logan

Logan Wroolie
Founder


https://talkshop.io/

Logan Wroolie <  **>**   Sat, May 24, 2025 at 5:08 PM
To: ████████

Hi ████ ,

Hope you had a great week! Just following up to see if you would like to schedule a call this coming week.

Thank you,
Logan
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████████████████   Sat, May 24, 2025 at 6:32 PM
To Logan Wroolie ██████████

Hi Logan,

Hope.yoi are having a great long weekend. I have scheduled time on 5/28.

Talk to you next week then!

Cheers,
████
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Logan Wroolie < ████████   Sat, May 24, 2025 at 10:29 PM
████████████████

Hi ████ ,

That sounds great, looking forward to it!

Best,
Logan

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Logan Wroolie <>   Wed, May 28, 2025 at 1:09 PM
To ████████████████████████

Hi ███ ,

Thank you so much for your time today. I really appreciate your insights and feedback. I would love to schedule a longer follow up call to continue the conver ation when you are available again

In the meantime, I did have a quick question for you regarding a co-founder. Given where I am right now with an MVP on the app stores, some traction with providers, and how much I have invested into the business so far, what suggestions would you have for me in term of an equity plit with a co founder at thi   tage?

Thank you again, and looking forward to our next conversation.

Be t,
Logan

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Logan Wroolie      Mon, Jun 2, 2025 at 1 24 PM
████████████████████████

Hi ███ ,

I hope you had a great weekend Ju t wanted to follow up with you and ee if you are free to meet again for a more in depth conversation. Please let me know if there is a good week for you to schedule a call.

Thank you again,
Logan

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Logan Wroolie ████████████   Tue, Sep 2, 2025 at 1:27 PM
████████████████████████

Hi ███ ,

Hope you are doing well. I wanted to follow up with some updates on TalkShop since we last spoke. I have brought on a technical co founder who i an e perienced oftware developer out of Univer ity of Michigan We are al o preparing to launch our crowdfunding campaign on WeFunder this week. I would love to schedule another call with you and Alex so we can continue our conversation.

Plea e let me know if you are till intere ted, and we can chedule a time to meet

Thanks,
Logan

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